EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Orca Capital Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2015.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed:

Name: Norman Duffett

Title: CEO